

Mail Stop 3030

November 24, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael Hodges
President
Genesis Fluid Solutions Holdings, Inc. (formerly Cherry Tankers, Inc.)
6660 Delmonic Drive, Suite 242-D
Colorado Springs, CO   80919

> **Re:**   **Cherry Tankers, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-K/A#2 filed November 10, 2009**
> **File No. 333-148346**

Dear Mr. Hodges:

   We have reviewed your response letter dated November 9, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 2 to Form 10-K for year ended December 31, 2008 filed November 10, 2009
Amendment 2 to Form 10-Q for quarterly period ended March 31, 2009 filed November 10, 2009
Amendment 2 to Form 10-Q for quarterly period ended June 30, 2009 filed November 10, 2009
Amendment 1 to Form 10-Q for quarterly period ended September 30, 2009 filed November 10, 2009

1. We note from the Form 8-K filed November 5, 2009 that as of October 30, 2009, following
    the closing of the merger with Genesis Fluid Solutions, each of the directors and officers of
    the Company resigned and certain other individuals were appointed as directors and officers
    of the Company. However, we note that the amended Form 10-K and each of the amended
    Forms 10-Q filed on November 10, 2009 were signed by the former directors and officers of
    Cherry Tankers, Inc. rather than the current directors and officers of the registrant. Further,
    we note that the certifications provided pursuant to Item 601(b)(31) of Regulation S-K in
    each of the above documents was signed by the former officers of the Company. Please
    address the following:

    *   Amend the Form 10-K and each of the Forms 10-Q to include the signature of a duly
        authorized representative of the Company. Refer to Rule 12b-15.
    *   Amend the Form 10-K and each of the Forms 10-Q to include currently dated
        certifications of each of your current principal executive officer and principal
        financial officer. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the
        Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised
        November 14, 2002) available at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. In this regard, please
        also ensure that the certifying individual's title is included beneath the signature.

Form 8-K/A filed November 16, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2. We note that for the six months ended June 30, 2009, Genesis recorded cost of goods sold
    for $76,000 when no revenue was generated. We further note that revenues are recognized
    on a completed-contract basis. In light of your accounting policy for all professional service
    costs to be "deferred and recognized on completion of the contract and customer
    acceptance," please tell us and expand discussion in future filings to describe the
    composition of these costs and the basis for recording them in the absence of recorded
    revenues.

Financial Statements for the year ended December 31, 2008

Note (4) Convertible and Other Notes Payable

3. We note that Genesis has "various secured and unsecured convertible notes." In future filings, please provide us with a clear description of the significant terms of each of the material convertible notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, as well as any conditions under which you or the holder may accelerate payment of the notes.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief